SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: September 14, 2022

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from August 1, 2022 to August 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 14, 2022

[This is a translation of the Share Buyback Report for the period from August 1, 2022 to August 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 14, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of August 31, 2022)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 10, 2022 (Period of Repurchase: May 11, 2022 to May 10, 2023）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) August 1 August 5 August 9 August 10 August 12 August 15	1,775,600 18,300 89,300 70,200 105,900 9,300	19,999,835,000 209,850,000 1,021,546,500 789,337,500 1,205,696,000 106,773,500
Total	―	2,068,600	23,333,038,500
Total number of shares repurchased as of the end of the reporting month	2,407,100		26,991,182,000
Progress of the repurchase (%)	9.63		13.50
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 10, 2022 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of August 31, 2022)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) August 2 August 3 August 4 August 5 August 8 August 10 August 12 August 17 August 18 August 19 August 22 August 23 August 24 August 25 August 26 August 29 August 30 August 31	502 31,006 1,004 805 8,679 802 69,501 2,403 6,851 402 100 2,019 6,525 1,411 603 100 187,368 3,301	3,981,764 245,933,391 7,963,527 6,385,099 68,840,092 6,361,304 551,268,032 19,060,115 54,340,762 3,188,584 793,180 16,014,304 51,754,995 11,191,770 4,782,875 793,180 1,486,165,502 26,182,872
Total	―	323,382	2,565,001,348
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) August 4	85	674,203
Total	―	85	674,203
Total amount	323,467		2,565,675,551
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of August 31, 2022)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	25,967,569

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